                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/    Preliminary Proxy Statement

         / /    Confidential,  for Use of the  Commission  Only (as permitted by
                Rule 14a-6(e)(2))

         / /    Definitive Proxy Statement

         / /    Definitive Additional Materials

         / /    Soliciting Material Under Rule 14a-12

                          DEL GLOBAL TECHNOLOGIES CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                            WEBFINANCIAL CORPORATION
                              HENRY PARTNERS, L.P.
                             MATTHEW PARTNERS, L.P.
                          HENRY INVESTMENT TRUST, L.P.
                             CANINE PARTNERS, L.L.C.
                                 DAVID W. WRIGHT
                               GERALD M. CZARNECKI
                               SUZANNE M. HOPGOOD
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

         Payment of Filing Fee (Check the appropriate box):

         /X/    No fee required.

         / /    Fee computed on table below per  Exchange Act Rules  14a-6(i)(1)
                and 0-11.

         (1)    Title of each class of securities to which transaction applies:

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         (2)    Aggregate number of securities to which transaction applies:

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                pursuant  to  Exchange  Act Rule 0-11 (set  forth the  amount on which  the  filing  fee  is  calculated  and  state  how  it was
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         (4)    Proposed maximum aggregate value of transaction:

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         (5)    Total fee paid:

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         / /    Fee paid previously with preliminary materials:

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         / /    Check  box if any  part  of the fee is  offset  as  provided  by
Exchange Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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                                      -2-

                             STEEL PARTNERS II, L.P.

                                 April __, 2003

Dear Fellow Stockholder:

            Steel Partners II, L.P.  ("Steel") and certain  participants in this solicitation  are the beneficial  owners of an aggregate of 1,942,460  shares of
Common Stock of Del Global  Technologies  Corp.  (the  "Company"),  representing approximately  18.7% of the outstanding Common Stock of the Company.  Steel does not  believe  that the  current  Board  of  Directors  is  acting  in your  best interests,  and is  therefore  seeking  your  support  for the  election  of its nominees  to the Board of  Directors  of the  Company at the  annual  meeting of stockholders  scheduled  to be held at the  Hilton  Rye  Town,  699  Westchester
Avenue,  Rye Brook,  New York 10573 on  Wednesday,  May 14, 2003,  at 10:00 A.M.
(local time).

            Steel urges you to carefully  consider the information  contained in the attached Proxy  Statement and then support its efforts to maximize value for all stockholders by signing, dating and returning the enclosed GOLD proxy today.
The attached  Proxy  Statement  and the enclosed GOLD proxy card are first being furnished to the stockholders on or about April __, 2003.

            If you have already  voted for the  incumbent  management  slate you have every  right to change  your vote by signing  and  returning  a later dated proxy.

            If you have any questions or require any  assistance  with your vote please  contact  Innisfree  M&A  Incorporated,  which is assisting  us, at their address and toll-free numbers below.

                                             Thank you for your support,

                                             Warren G. Lichtenstein
                                             Steel Partners II, L.P.

                                [INNISFREE LOGO]
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

                     PRELIMINARY COPY SUBJECT TO COMPLETION

                              DATED APRIL 15, 2003

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                          DEL GLOBAL TECHNOLOGIES CORP.

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                             STEEL PARTNERS II, L.P.

                            -------------------------

          PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

            Steel  Partners  II, L.P.  ("Steel")  together  with  certain of its affiliates is the largest  stockholder of Del Global  Technologies  Corp., a New
York  corporation  ("Del Global" or the  "Company").  Steel is writing to you in connection  with  the  election  of  three  nominees  to Del  Global's  Board of
Directors at the annual  meeting of  stockholders  scheduled to be held at 10:00
A.M.  (local  time),  on Wednesday,  May 14, 2003,  at the Hilton Rye Town,  699
Westchester  Avenue,  Rye Brook,  New York 10573,  including any adjournments or postponements  thereof and any meeting  which may be called in lieu thereof (the
"Annual  Meeting").  Steel has  nominated  three  directors in opposition to Del
Global's  incumbent  directors,  whose terms  expire at the Annual  Meeting.  As further  described  herein,  Steel  believes  that the Board of Directors of Del
Global  (the  "Del  Global  Board")  must be held  accountable  for the  serious concerns that currently surround Del Global,  including poor financial and stock
price  performance,   distracting  government  investigations  and  other  legal proceedings  and the  deterioration  of investor  confidence in the Company.  As further described herein,  Steel believes that a more thorough  investigation of strategic alternatives,  improved corporate governance policies and maximization of  stockholder  value will be best  achieved  through  the  election of Steel's nominees.  There can be no guaranty  that the election of Steel's  nominees will maximize or otherwise enhance stockholder value or improve corporate governance.

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy  card are  being  furnished  to  stockholders  of Del  Global  by Steel in connection with the solicitation of proxies from Del Global's stockholders to be used at the Annual Meeting to elect Steel's nominees, David W. Wright, Gerald M.
Czarnecki  and Suzanne M. Hopgood  (the  "Nominees"),  to the Del Global  Board.
Steel, Warren G. Lichtenstein, WebFinancial Corporation ("WebFinancial"),  Henry
Partners, L.P. ("Henry Partners"),  Matthew Partners, L.P. ("Matthew Partners"),
Henry Investment Trust, L.P. ("Henry Investment Trust"), Canine Partners, L.L.C.
("Canine Partners"), David W. Wright, Gerald M. Czarnecki and Suzanne M. Hopgood
are  members of a group (the  "Group")  formed in  opposition  to the Del Global
Board  at  the  Annual  Meeting  and  are  deemed  participants  in  this  proxy solicitation.  See "Participant  Information." This Proxy Statement and the GOLD
proxy card are first being  furnished to Del Global's  stockholders  on or about
April __, 2003.

            Del  Global  has set the record  date for  determining  stockholders entitled  to notice of and to vote at the Annual  Meeting as March 26, 2003 (the
"Record Date"). The principal executive offices of Del Global are located at One
Commerce Park, Valhalla, New York 10595.  Stockholders of record at the close of business  on the Record  Date will be  entitled  to vote at the Annual  Meeting.
According to Del Global,  as of the Record Date, there were 10,332,548 shares of common stock, $.10 par value per share (the "Shares"),  outstanding and entitled to vote at the Annual Meeting. Steel, along with all of the participants in this solicitation,  are the  beneficial  owners of an aggregate of 1,942,460  Shares, which  represents  approximately  18.7%  of the  Shares  outstanding  (based  on information  publicly  disclosed  by  Del  Global).  The  participants  in  this solicitation intend to vote such Shares for the election of the Nominees.

THIS  SOLICITATION  IS BEING  MADE BY STEEL  AND NOT ON  BEHALF  OF THE BOARD OF
DIRECTORS OR MANAGEMENT  OF DEL GLOBAL.  STEEL IS NOT AWARE OF ANY OTHER MATTERS
TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN THE APPROVAL OF THE COMPANY'S
2003  EQUITY  INCENTIVE  PLAN AND THE  RATIFICATION  OF THE  APPOINTMENT  OF THE
COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS.  SHOULD OTHER MATTERS,  WHICH STEEL IS
NOT AWARE OF A REASONABLE TIME BEFORE THIS  SOLICITATION,  BE BROUGHT BEFORE THE
ANNUAL  MEETING,  THE PERSONS  NAMED AS PROXIES IN THE ENCLOSED  GOLD PROXY CARD
WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

STEEL  URGES YOU TO SIGN,  DATE AND  RETURN  THE GOLD PROXY CARD IN FAVOR OF THE
ELECTION OF ITS NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY DEL GLOBAL  MANAGEMENT TO THE
DEL GLOBAL BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF STEEL'S
NOMINEES BY SIGNING,  DATING AND  RETURNING  THE ENCLOSED  GOLD PROXY CARD.  THE
LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY
TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR
A LATER  DATED  PROXY  FOR THE  ANNUAL  MEETING  TO  STEEL,  C/O  INNISFREE  M&A
INCORPORATED WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF DEL
GLOBAL, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

            YOUR VOTE IS  IMPORTANT,  NO MATTER  HOW MANY OR HOW FEW  SHARES YOU
OWN.  STEEL URGES YOU TO SIGN,  DATE,  AND RETURN THE  ENCLOSED  GOLD PROXY CARD
TODAY TO VOTE FOR THE ELECTION OF STEEL'S NOMINEES.

            The Nominees are committed, subject to their fiduciary duties to Del
Global's  stockholders,  to giving all Del Global's stockholders the opportunity to achieve the maximum  value for their  Shares.  A vote FOR the  Nominees  will enable  you - as the  owners of Del Global - to send a message to the Del Global
Board that you are committed to maximizing the value of your Shares.

o           If your Shares are registered in your own name, please sign and date the enclosed  GOLD proxy card and return it to Steel,  c/o Innisfree
            M&A Incorporated, in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            GOLD proxy card.  Steel urges you to confirm  your  instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions to Steel, c/o Innisfree M&A Incorporated, who is assisting in this solicitation,  at the address and telephone numbers  set  forth  below,  and on the  back  cover  of this  proxy statement,  so  that we may be  aware  of all  instructions  and can attempt to ensure that such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                                [INNISFREE LOGO]
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

                                      -3-

PROPOSAL NO. I - ELECTION OF DIRECTORS BY HOLDERS OF COMMON STOCK

REASONS FOR THE SOLICITATION

            We are asking you to support our Nominees so as to:

            O  ELECT  NOMINEES  WHO WILL SUPPORT  ACTIONS THAT WE BELIEVE  WOULD
               IMPROVE THE  FINANCIAL  RESULTS AND  CORPORATE  GOVERNANCE OF THE
               COMPANY;

            O  ELECT NOMINEES WHO WILL PROMOTE  INTEGRITY AND  ACCOUNTABILITY AT
               THE BOARD LEVEL AND FROM MANAGEMENT;

            O  ELECT NOMINEES WHO WILL SUPPORT ACTIONS THAT THE NOMINEES BELIEVE
               WOULD GIVE STOCKHOLDERS THE GREATEST  OPPORTUNITY TO MAXIMIZE THE
               VALUE OF THEIR SHARES; AND

            O  ELECT  INDEPENDENT  DIRECTORS  WHO HAVE NO  AFFILIATION  WITH THE
               CURRENT DEL GLOBAL BOARD AND MANAGEMENT.

            As further described below,  Steel believes that the election of the
Nominees represents the best means for Del Global's stockholders to maximize the value of their  Shares.  Steel and certain  participants  in this  solicitation, together, the largest stockholder group of Del Global, have a vested interest in the maximization of the value of the Shares. Additionally, Steel's Nominees have extensive experience in private and public investment,  corporate governance and business  management.  If  elected  to the Board,  the  Nominees  will use their experience  to oversee the Company  under  current  management  with the goal of achieving consistent profitability while exploring all available alternatives to maximize  stockholder  value. There can be no assurance that the election of our nominees  will  maximize  or  otherwise  enhance  stockholder  value or  improve corporate governance.

DEL GLOBAL NEEDS TO IMPROVE CORPORATE GOVERNANCE

WE BELIEVE THAT THE DEL GLOBAL BOARD MUST BE HELD  ACCOUNTABLE  FOR  FUNDAMENTAL
CORPORATE GOVERNANCE FLAWS AND DEFICIENCIES THAT SURROUND DEL GLOBAL,  INCLUDING
THEIR FAILURE TO HOLD AN ANNUAL MEETING OF STOCKHOLDERS IN OVER THREE YEARS.

            We believe that proper corporate governance procedures and practices and the level of management accountability that the Del Global Board imposes are highly  relevant  to Del  Global's  financial  performance.  In view of sweeping legislation enacted by Congress including the Sarbanes-Oxley Act of 2002 and the rules being adopted by the major stock  exchanges  which are  promoting  greater accountability  to  stockholders,  we  believe  that the  state of Del  Global's corporate  governance is inadequate.  The Company has sidestepped the most basic corporate governance practices, as set forth below.

                                      -4-

            o   DEL GLOBAL HAS NOT HELD AN ANNUAL MEETING OF STOCKHOLDERS  SINCE
                FEBRUARY  10,  2000.  Remarkably,  for  over  three  years,  the incumbent directors have appointed new directors to the Board at their sole discretion rather than giving the  stockholders,  the true owners of the Company,  the  opportunity  to exercise their right to  democratically  install  new  directors  or to vote on other business proposals.

            o   DEL GLOBAL  ONLY  RECENTLY  FORMED A  NOMINATING  AND  CORPORATE
                GOVERNANCE  COMMITTEE.  On March 26, 2003,  Steel  nominated the
                Nominees. Unlike many public companies, Del Global did not until
                April 2003 have a Nominating and Corporate Governance Committee, the customary functions of which is to identify and recommend to the board of directors qualified director nominees and to assist the board of directors in developing  and  recommending a set of effective corporate governance policies and procedures.

            o   DEL  GLOBAL'S  POISON PILL  ENTRENCHES  THE DEL GLOBAL BOARD AND
                MANAGEMENT.  Del Global has a poison pill. We believe the poison pill has the  effect of  entrenching  the Del  Global  Board and
                management.   In  our   opinion,   this   lack   of   management
                accountability  to stockholders  adversely  affects  stockholder value.

            We believe  that Del Global  stockholders  deserve a higher level of
accountability,   given  Del  Global's  recent  financial  performance.  We  are therefore committed to seeking corporate governance reforms. In Steel's opinion, the Company's  failure to hold an annual meeting of  stockholders  in over three years has had the effect of entrenching incumbent directors and disenfranchising stockholders.  Moreover,  we  believe  the Del  Global  Board  has been  slow to implement certain progressive  corporate governance reforms, as evidenced by its failure to create a Nominating and Corporate  Governance  Committee  until April
2003,  which we believe could have curbed  excessive  director  compensation and numerous  conflicts among certain directors and executive  officers as described in greater detail below.

Independence of Directors:
--------------------------

            We  believe  that the Del  Global  Board  should be  comprised  of a majority of independent  directors who have no affiliation  with the current Del
Global management and the Del Global Board.

            We believe that the Nominees  would be truly  independent  directors and are committed to representing  the interests of all the  stockholders of Del
Global.  The Nominees and their  affiliates have not entered into any agreements to provide  professional or other services to Del Global and have no interest in
Del Global except for their interests that may arise from being  stockholders of
Del Global.

                                      -5-

            We believe that for  independent  directors to serve as an effective check on management,  independent  directors should meet at regularly  scheduled executive sessions,  without the presence of management.  This facilitates frank and open discussion  among  independent  directors.  Regular  scheduling of such meetings would not only promote more effective  communication  among independent directors,  but would avoid any negative  inference that might be drawn from the sessions  themselves.  Finally, we believe that Del Global should make prominent disclosure in its public  filings of a means by which  interested  parties could communicate with independent directors.

Redemption of Poison Pill:
--------------------------

            If the Nominees  are elected,  they also will use their best efforts to cause the Del Global Board to terminate Del Global's poison pill by redeeming all of the outstanding rights under Del Global's poison pill and filing evidence of such  redemption  with the rights agent.  Historically,  proponents of poison pills  have  asserted  that they  enable a board of  directors  to respond in an orderly  fashion to unsolicited  takeover bids by providing  sufficient  time to carefully  evaluate the  fairness of such a bid. We oppose Del  Global's  poison pill because we believe that it places such an effective  obstacle to a takeover bid that it serves to entrench the Del Global Board and  management.  We believe that Del Global's  poison pill forces a would-be  acquirer to negotiate  its bid for Del Global  with  management,  instead of making its offer  directly  to the stockholders  of Del Global.  In our opinion,  the power of the Del Global Board and  management  to block any bid that does not leave them in control  adversely affects  stockholder  value.  We further believe that the effect of their poison pill is to  insulate  management  from the most  fundamental  accountability  to stockholders  by providing  management and the Del Global Board with a veto over takeover bids, even when stockholders might favorably view such bids.

            The  Company  adopted a Rights  Agreement  governing  the  Company's poison pill in  September  2001  pursuant to which it declared a dividend of one common share  purchase  right for each  outstanding  share of its common  stock.
Under the Rights  Agreement,  each share of the  Company's  common  stock issued after adoption of the Rights  Agreement will include an associated  right.  Each right  entitles the  registered  holder to purchase  one share of the  Company's common  stock  at an  exercise  price  of $25  per  share.  The  rights  are not exercisable until the earlier of (i) 10 business days after a person or group of affiliated or associated  persons - referred to as an acquiring  person - (other than those exempted in the Rights Agreement) has acquired  beneficial  ownership of 20% or  more of the  Company's  common  stock  then  outstanding,  or (ii) 10 business  days  following  the  commencement  of, or public  announcement  of an intention to make, a tender offer or exchange  offer the  consummation  of which would result in the beneficial  ownership by an acquiring  person of 20% or more of the outstanding  shares of the Company's common stock. The rights will expire on the earlier of (i) the redemption or exchange of the rights or (ii) the close of business on  September  17,  2011.  In the event the Company is acquired in a merger or other business combination,  or 50% or more of its consolidated assets or earning  power is sold after a person or group  becomes an acquiring  person, each holder of a right - other than the acquiring  person - will thereafter have the right to receive,  upon the exercise of the share purchase right at the then current  exercise price,  that number of shares of common stock of the acquiring person or its parent  corporation  which at the time of such  transaction  has a market  value equal to two times the  exercise  price of the right.  At any time after  any  person  or  group  becomes  an  acquiring  person  and  prior to the acquisition by the acquiring person of 50% or more of the outstanding  shares of the  Company's  common  stock,  the Del  Global  Board  may  exchange  the  then outstanding rights in whole or in part, at an exchange ratio of one share of the
Company's  common stock per right. The rights owned by the acquiring person will

                                      -6-

be deemed to be void. In the event the Company makes a public  announcement that a person or group has become an acquiring person,  each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right to purchase  from the Company upon  exercise  that number of shares of the
Company's  common  stock  having a market  value equal to two times the exercise price for the  right.  At any time on or prior to the close of  business  on the earlier  of: (i) 10 days  following  an event that  causes a person to become an acquiring  person  (or a later  date as may be  determined  by action of the Del
Global  Board  and  publicly  announced  by the  Company  prior  to the 10th day following the  acquiring  person being named such) or (ii) the close of business on September  17,  2011,  the Del Global Board may redeem all, but not less than all, of the then outstanding rights at a price of $.01 per right.

DEL GLOBAL'S DISAPPOINTING FINANCIAL RESULTS

DURING THE PAST THREE YEARS, DEL GLOBAL HAS SUSTAINED SIGNIFICANT LOSSES.

            Del Global's financial results over the past three years have been a disappointment to Steel, and it believes, to many other Del Global stockholders.
Del Global has sustained  operating and net losses during each of the past three completed  fiscal years and the three and six month  periods  ended  February 1,
2003.

            o   According to the  Company's  registration  statement on Form S-1 filed with the  Securities  and Exchange  Commission  ("SEC") on
                February  12,  2003  (the  "Form  S-1"),  the  Company  realized operating losses of $14,042,000,  $11,846,000 and $4,999,000 and net losses of $12,012,000,  $8,521,000 and $3,638,000 for fiscal
                2002, 2001 and 2000, respectively.

            o   According to the Company's most recent Form 10-Q for the quarter ended February 1, 2003, the Company realized operating losses of
                $976,000  and  $1,715,000  and  net  losses  of  $6,255,000  and
                $6,861,000 for the three and six month periods ended February 1,
                2003, respectively.

            In December  2000,  the Company's  Common Stock was  suspended  from trading on the Nasdaq National  Market and  subsequently  de-listed  because the
Company failed to timely file its 2000 annual report with the SEC. The Company's
Common Stock  languishes  in the "Pink  Sheets" with little or no daily  trading volume.

                                      -7-

CONFLICTS OF INTEREST

WE BELIEVE THAT CERTAIN  DIRECTORS AND EXECUTIVE  OFFICERS ARE CONFLICTED  WHICH
MAY IMPAIR THEIR ABILITY TO EXERCISE INDEPENDENT JUDGMENT.

            We believe that certain directors and executive  officers may not be able  to  effectively  exercise  their  fiduciary  duties  due to  conflicts  of interest.  According to public  filings,  current and former  members of the Del
Global Board have made it a practice of engaging themselves,  friends and family to perform services for the Company and, in some cases,  offering them full-time employment with the Company.  We question whether these services could have been obtained by the Company on more favorable terms from independent third parties.

            o   CONFLICTS OF INTEREST  INVOLVING  CEO AND DIRECTOR  SAMUEL PARK.
                According to the Form S-1,  during fiscal 2002, the Company paid approximately  $319,000 to a consulting  firm for work primarily performed by Edward  Ferris and Damien  Park,  the son of Samuel
                Park.  Between  July 2002 and January  2003,  the  Company  also incurred fees of approximately $18,600 per month to a consulting
                firm  of  which  Damien  Park  is   President.   Despite   these
                pre-existing   business  and  family   relationships   with  the
                Company's  CEO and  Director,  Edward  Ferris  was  subsequently appointed  Senior Vice President,  Corporate and  Organizational
                Development  of the Company at an annual base salary of $200,000 and Damien Park  recently  was also given a  full-time  position with the Company.

            o   CONFLICTS  OF INTEREST  INVOLVING  FORMER  CHAIRMAN OF THE BOARD
                ROGER  WINSTON.  According to the Form S-1,  during fiscal 2002,
                the  Company  paid   approximately   $279,000  to  an  executive
                recruiting firm for recruiting services. Dale Winston, the Chief
                Executive  and partial  owner of this  recruiting  firm,  is the spouse of Roger Winston, the former Chairman of the Board of the
                Company  and was the  Chairman  during  the  period  when  these payments were made.

            o   CONFLICT  OF  INTEREST  INVOLVING  DIRECTOR  DAVID  MICHAEL  WHO
                RECENTLY  RESIGNED FROM THE DEL GLOBAL  BOARD.  According to the
                Form S-1,  during  fiscal 2002,  the Company paid  approximately
                $22,000 in accounting fees to an accounting firm partially owned by David  Michael,  a Director of the Company  until April 2003, while Mr. Michael was Chairman of the Company's Audit Committee.

VARIOUS  GOVERNMENT  INVESTIGATIONS  AND OTHER LEGAL  PROCEEDINGS  INVOLVING DEL
GLOBAL

THE COMPANY AND CERTAIN OF ITS FORMER  DIRECTORS  HAVE BEEN  TARGETED IN VARIOUS
GOVERNMENT  INVESTIGATIONS  AND OTHER  LEGAL  PROCEEDINGS  THAT WE BELIEVE  HAVE
COLLAPSED INVESTOR CONFIDENCE IN THE COMPANY.

            We believe  that the Del Global Board must be held  accountable  for the following  government  investigations  and other legal  proceedings  and the destructive impact they have had on investor confidence in the Company.

                                      -8-

            o   SEC ENFORCEMENT ACTION AGAINST DEL GLOBAL. According to the Form
                S-1, in December  2000,  the Division of  Enforcement of the SEC
                issued  a  Formal  Order  Directing  Private   Investigation  in
                connection  with  violations  relating  to  previously  reported accounting  irregularities,  giving  rise to the need to restate financial  statements  for  fiscal  1997 to fiscal  1999 and the first three  quarters of fiscal 2000.  The Company has indicated
                in the  Form  S-1 that  although  the  Company  has  reached  an agreement in principle with the SEC to settle its claims against the Company, the proposed settlement may be subject to necessary future restatements of historical  financial statements or other material adjustments which, in our opinion,  calls into question the  effectiveness  of the Company's past and current  financial disclosure controls and procedures.

            o   DEPARTMENT OF DEFENSE  INVESTIGATION  OF POWER  CONVERSION GROUP
                BUSINESS.  According  to the Form S-1,  in March  2002,  the RFI
                Corporation  subsidiary,  part of the Company's Power Conversion
                Group,  was served with a subpoena by the U.S.  Attorney for the
                Eastern  District of New York in connection with  investigations by the U.S.  Department  of  Defense.  Although  the Company has
                disclosed that it has revised the  subsidiary's  quality control practices,  the  investigation  is  ongoing  and its  outcome is uncertain.  This investigation  commenced approximately one year after Samuel Park, the Company's Chief Executive Officer, joined the Company.

            o   SEC CONSENT DECREE AND "WELLS NOTICE"  INVOLVING  DAVID MICHAEL.
                According  to the Form S-1,  David  Michael,  a director  of the
                Company  from 1985 until his recent  resignation  in April 2003, was the  subject of a consent  decree with the SEC in April 1999 pursuant to which Mr.  Michael was  enjoined  from  appearing or practicing before the SEC as an accountant. In October 2002, Mr.
                Michael  (as  well  as a  former  director  who has  also  since resigned)  informed  Del  Global  that he had  received a "Wells
                Notice"  from the SEC  indicating  that  the SEC is  considering whether or not to  recommend  the  filing of a civil  proceeding against Mr. Michael in connection with the Company's  accounting issues.  In connection  with Mr.  Michael's  retirement in April
                2003  from the Del  Global  Board,  Del  Global  entered  into a
                Separation  Agreement  and  General  Release of Claims  with Mr.
                Michael providing for, among other things, the immediate vesting of 25,625  stock  options,  an  extension of the term of certain stock options and a release.

            o   CLASS ACTION LITIGATION SETTLEMENT. According to the Form S-1, a
                consolidated  class  action  complaint  was  filed  against  the
                Company,  certain of its former  officers and current and former directors  in  February  2001  alleging  violations  of  federal securities  laws. The  defendants  settled the case resulting in the  issuance  to the  plaintiffs  of a $2 million  subordinated note,  2.5 million  shares of the Company's  Common  Stock,  and warrants to purchase 1 million  shares of the  Company's  Common
                Stock.

                                      -9-

DEL GLOBAL'S COMPENSATION ARRANGEMENTS SHOULD BE TIED CLOSELY TO PERFORMANCE

WE  BELIEVE  THAT  SAMUEL  PARK  BENEFITS  FROM   EXCESSIVE  CASH  AND  NON-CASH
COMPENSATION ARRANGEMENTS.

            We believe  that  executive  compensation  should be linked to value delivered to  stockholders  and that a public  company's  compensation  programs should be designed to provide a  correlation  between the  financial  success of management and the  stockholders.  We see no  correlation  between the financial performance  of Del  Global as  described  above  and  Samuel  Park's  lucrative compensation arrangement.

            o   Under his  employment  agreement  with the Company,  Samuel Park receives  a base  salary  of at least  $350,000  per year and is entitled to an annual bonus equal to sixty  percent (60%) of his
                then   current   salary,   subject  to   achieving   unspecified
                performance goals.

            o   According to the Form S-1, it appears  that during  fiscal 2002,
                Mr.  Park  received  the  maximum  bonus   allowable  under  his
                employment  agreement  ($220,500)  even  after the  Company  (i)
                incurred a net loss of over $12  million  for the  fiscal  year,
                (ii) was in  violation  of certain  covenants  of its new credit facility  shortly after it was obtained and (iii) the Department of Defense  commenced its  investigation  of the RFI Corporation subsidiary.

            o   Despite  these  setbacks  suffered by the Company  during fiscal
                2002,  the  Company has  indicated  in the Form S-1 that the Del
                Global  Board  agreed  in  December  2002 to  amend  Mr.  Park's employment  agreement to provide for a gross-up payment equal to the  total  amount  of all taxes  imposed  on change of  control payments.  We believe these  additional  benefits are costly and unnecessary.  The Company has indicated in the Form S-1 that the large  payments  required  pursuant to the  Company's  change of control agreements could unduly burden the Company or serve as a barrier to a potential acquiror.

            o   In  addition,  according  to the  Form  S-1,  the  Company  also maintains executive apartments for the use of Mr. Park and other members of  management  which we believe is excessive  given the
                Company's size and financial performance.

WE BELIEVE THAT THE ELECTION OF STEEL'S NOMINEES REPRESENTS AN OPPORTUNITY FOR
STOCKHOLDERS TO MAXIMIZE THE VALUE OF THEIR SHARES.

            Steel  has  nominated  three  truly  independent  nominees  who,  if elected,  will  constitute a majority of the Company's  Board of  Directors.  We believe that a majority of independent  directors who have no  affiliation  with the  current  Del Global  Board and  management  will  increase  the  quality of oversight  by the Del Global  Board,  lessen the  possibility  of  conflicts  of interest  and  allow  the Del  Global  Board to most  effectively  exercise  its fiduciary  duties to the  stockholders.  Additionally,  certain fellow investors have indicated to Steel that they wish to see the Board  comprised of a majority of  independent  directors who have no  affiliation  with the current Del Global
Board or management.

                                      -10-

            Steel's  Nominees  are  David W.  Wright,  Gerald M.  Czarnecki  and
Suzanne  M.  Hopgood.  Mr.  Wright  is an  experienced  value  investor  with  a significant investment stake in Del Global.  Entities managed by Mr. Wright have been stockholders of Del Global since December 2001. Mr. Wright is familiar with the Company's  history,  management and  operations  through his analysis of the
Company's public filings and communications  with management.  Mr. Czarnecki and
Ms.  Hopgood,  who  were  referred  to Steel by the  President  of the  National
Association  of  Corporate  Directors,   are  seasoned  business  managers  with
substantial  board  leadership  experience  and a strong  knowledge of corporate governance  trends and policy.  If elected,  the  Nominees  presently  intend to oversee the Company under its current management, including Samuel Park as Chief
Executive   Officer,   and  do  not  expect  to  seek  acquisitions   until  the
reconstituted  Del Global Board is comfortable  with management and Del Global's business plan. If elected,  the Nominees  intend to review Del Global's  current business plan to determine whether it is likely to result in the maximization of stockholder  value  and  make  recommendations  to  management  accordingly.  In addition,  if elected,  the Nominees intend to take the following action with an emphasis on corporate  governance  reform,  subject to their  fiduciary  duties, including, but not limited to:

            O   AMENDING  THE  COMPANY'S  BYLAWS  TO ALLOW  HOLDERS  OF AT LEAST
                TWENTY-FIVE  PERCENT (25%) OF THE COMPANY'S  OUTSTANDING  COMMON
                STOCK TO CALL SPECIAL  MEETINGS OF  STOCKHOLDERS,  A STOCKHOLDER
                RIGHT THAT THE DEL GLOBAL BOARD  ELIMINATED  IN SEPTEMBER  2001,
                REDUCING THE RIGHTS OF ITS STOCKHOLDERS;

            O   REPEALING THE COMPANY'S POISON PILL;

            O   AMENDING  THE  COMPANY'S  BYLAWS TO  PROVIDE  FOR THE  PERMANENT
                SEPARATION  OF  THE  OFFICES  OF  CHIEF  EXECUTIVE  OFFICER  AND
                CHAIRMAN OF THE BOARD;

            O   ADDING OUR NOMINEES, RECOGNIZED CORPORATE GOVERNANCE EXPERTS, TO
                DEL GLOBAL'S  NOMINATING AND CORPORATE  GOVERNANCE  COMMITTEE TO
                ENSURE  THE  ADOPTION  AND  IMPLEMENTATION  OF "BEST  PRACTICES"
                CORPORATE GOVERNANCE;

            O   ACTIVELY SEEKING TO SETTLE ALL PENDING  GOVERNMENTAL ACTIONS AND
                CIVIL PROCEEDINGS;

            O   APPLYING TO RE-LIST  THE  COMPANY'S  COMMON  STOCK ON THE NASDAQ
                NATIONAL  MARKET OR NASDAQ  SMALLCAP  MARKET TO THE  EXTENT  THE
                COMPANY QUALIFIES UNDER NASDAQ'S LISTING REQUIREMENTS; AND

            O   CONSIDERING THE RETENTION OF A NATIONALLY  RECOGNIZED INVESTMENT
                BANKING FIRM TO ASSIST IN THE REVIEW OF STRATEGIC ALTERNATIVES.

There can be no assurance that the foregoing  actions will be implemented if our
Nominees  are elected or that the  election  of our  Nominees  will  maximize or otherwise enhance stockholder value.

                                      -11-

            We wish to provide the stockholders,  the true owners of Del Global, with the opportunity to elect directors that are unaffiliated  with the existing
Del  Global  Board and  management.  Your vote to elect  the  Nominees  does not constitute  a vote in favor of our value  enhancing  plans for Del Global.  Your vote to elect  the  Nominees  will  have the legal  effect  of  replacing  three incumbent directors of Del Global with our Nominees. If the Nominees are elected to the Del Global Board,  stockholders  will have an  opportunity to vote on any value enhancing plan or proposal to the extent required by applicable law.

            Neither we (nor to our  knowledge,  any other  person on our behalf)
has made or undertaken any analysis or reports as to whether  stockholder  value will be  maximized  as a result of this  solicitation  or obtained  reports from consultants  or other  outside  parties as to whether  the  proposals  presented herein would have an effect on stockholder value. There can be no assurance that stockholder  value will be  maximized  as a result of this  solicitation  or the election of the Nominees.

THE NOMINEES

            The following  information  sets forth the name,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions,  offices,  or  employments  for the  past  five  years of each of the
Nominees.  This  information  has been  furnished to Steel by the Nominees.  The
Nominees are citizens of the United States of America.

            DAVID W. WRIGHT (Age 44) has served  since 1997 as the  President of the  general  partner  of Henry  Partners  and  Matthew  Partners,  two  private investment  partnerships that invest in securities of publicly traded, micro cap companies.  Mr.  Wright  served on the Board of Directors of TAB Products Co., a document management company formerly listed on the American Stock Exchange, from
September  2001 until the sale of the company in October  2002.  Mr. Wright also served as a member of TAB Products' Audit Committee, Employee Benefits Committee
and its  Special  Committee,  which was formed to  oversee  the  company's  sale process. The business address of Mr. Wright is c/o Henry Investment Trust, L.P.,
255 South  17th  Street,  Suite  2501,  Philadelphia,  PA 19103.  As of the date hereof, Mr. Wright beneficially owned 355,298 Shares, consisting of 8,000 Shares owned  directly by Mr.  Wright,  233,000 Shares owned directly by Henry Partners and 114,298  Shares  (including  52,298  Shares  issuable  upon the  exercise of warrants,  at a  price  of  $2.00  per  Share,  exercisable  in  full  upon  the effectiveness of a registration  statement on Form S-1 (SEC File No. 333-103148)
filed by the Company covering the Shares underlying the warrants) owned directly by Matthew  Partners.  Mr. Wright is the President and Managing Member of Canine
Partners,  the general partner of Henry Investment  Trust,  which in turn is the general partner of each of Henry Partners and Matthew Partners. By virtue of his positions with Henry Partners and Matthew  Partners,  Mr. Wright has sole voting and  dispositive  power with respect to the Shares owned by such  entities.  For
information   regarding   purchases  and  sales  of  securities  of  Del  Global
beneficially owned by Mr. Wright during the past two years, see Schedule I.

            GERALD  M.  CZARNECKI  (Age 63) has  served as the  Chairman  of The
Deltennium Corporation,  a privately held holding company ("Deltennium"),  since
November 1995.  Deltennium  operates as a holding company for various  operating businesses  of which  Mr.  Czarnecki  is the  principal  stockholder,  including

                                      -12-

Deltennium  Capital,  Inc., a venture capital firm. Prior to forming Deltennium,
Mr. Czarnecki had a broad career as a corporate  executive  including serving as
Chairman & CEO of Honfed Bank,  a  multi-billion  dollar bank;  President of UNC
Inc., a manufacturing and services company in the aviation industry;  and Senior
Vice President of Human Resources and Administration of IBM, the world's largest computer  company.  Mr.  Czarnecki is a frequent speaker and seminar leader on a broad range of corporate  governance  issues and serves on a number of corporate boards.  He has served as a member of the Board of Directors and Chairman of the
Audit  Committee  of State  Farm  Insurance  Companies  since  1998;  serves  as non-executive Chairman of Renaissance,  Inc. and serves as a member of the Board of Directors  and member of the Audit  Committee of ATM  National,  Inc. He is a
member  of the Board of  Directors  of the  National  Association  of  Corporate
Directors, National Capital Area Chapter and is a consultant to Board Governance
Services,  Inc.,  a third  party  provider  of  advisory  services  to boards of directors.  The  business  address  of  Mr.  Czarnecki  is  c/o  The  Deltennium
Corporation,  6900 Wisconsin Avenue, Suite #206,  Bethesda,  MD 20815. As of the
date hereof, Mr. Czarnecki did not beneficially own any securities of Del Global and has not  purchased or sold any  securities of Del Global during the past two years.

            Suzanne  M.  Hopgood  (Age 53) has  served as the  President  of The
Hopgood Group, LLC, a provider of consulting and interim management  services to the hospitality,  financial services, and real estate industries, since founding the company in 1985.  From August 2000 to October 2001,  Ms.  Hopgood  served as
President,  Chief Executive  Officer and as a director of Houlihan's  Restaurant
Group,  Inc., an operator of full service  casual dining  restaurants.  From May
1998 to May  2000,  Ms.  Hopgood  served  as  Chairman  of the  Board of  Furr's
Restaurant Group,  Inc.  ("Furr's"),  an operator of family-style  cafeteria and buffet  restaurants  formerly  listed on the New York Stock  Exchange.  She also served as Chief Executive Officer of Furr's from May 1998 to October 1998 and as a director from May 1996 to May 2000.  Ms.  Hopgood has extensive  experience in corporate workouts,  turnarounds and restructuring.  She is the President of the
National Association of Corporate  Directors,  Connecticut Chapter. The business address of Ms. Hopgood is c/o The Hopgood Group,  LLC, 44 Capitol Avenue,  Suite
103A,  Hartford,  CT  06106.  As  of  the  date  hereof,  Ms.  Hopgood  did  not beneficially  own any securities of Del Global and has not purchased or sold any securities of Del Global during the past two years.

            The Nominees will not receive any compensation  from Steel for their services as directors of Del Global.  Other than as stated herein,  there are no arrangements  or  understandings  between  Steel and any of the  Nominees or any other person or persons pursuant to which the nomination  described herein is to be made,  other  than the  consent by each of the  Nominees  to be named in this
Proxy  Statement  and to serve as a director of Del Global if elected as such at the Annual  Meeting.  None of the  Nominees  has been  convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years.  None of the Nominees is a party  adverse to Del Global or any of its subsidiaries  or has a  material  interest  adverse  to Del Global or any of its subsidiaries in any material pending legal proceedings.

            Steel does not expect that the Nominees  will be unable to stand for election,  but,  in the event that such  persons are unable to serve or for good cause will not serve,  the Shares  represented  by the enclosed  GOLD proxy card will be voted for substitute nominees. In addition,  Steel reserves the right to nominate  substitute persons if Del Global makes or announces any changes to its

                                      -13-

Bylaws or takes or announces any other action that has, or if consummated  would have,  the  effect of  disqualifying  the  Nominees.  In any such  case,  Shares represented  by the enclosed  GOLD proxy card will be voted for such  substitute nominees.  Notwithstanding  Steel's  ability  to  vote  proxies  for  substitute nominees,  the enclosed GOLD proxy card can only be voted for up to three of the five directors being elected at the Annual Meeting.  Steel reserves the right to nominate  additional  persons if Del Global increases the size of the Del Global
Board above its  existing  size.  Additional  nominations  made  pursuant to the preceding  sentence  are  without  prejudice  to the  position of Steel that any attempt to  increase  the size of the current Del Global  Board  constitutes  an unlawful manipulation of Del Global's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

PROPOSAL NO. 2 - APPROVAL OF THE 2003 EQUITY INCENTIVE PLAN

            Steel recommends a vote "AGAINST" the proposal  requesting  approval of the Company's  2003 Equity  Incentive  Plan.  Please see the Company's  Proxy
Statement  for the Annual  Meeting  (the  "Management  Proxy  Statement")  for a
description of this proposal.

            The Company  had as of the end of its last  fiscal year  outstanding options to  purchase a number of shares of its common  stock  equal to 19.26% of the number of shares of the Company's common stock  outstanding as of the Record
Date. The  participants  in this  solicitation  believe that until the Company's financial  performance  improves,  additional options above the amount currently available  should not be made available for grant. In addition,  the Company has not  indicated  publicly  whether or not it will  expense the  granting of stock options.  The  participants  in this  solicitation  intend  to vote all of their
Shares AGAINST the proposal to approve the Company's 2003 Equity Incentive Plan.

YOU ARE URGED TO VOTE AGAINST THE PROPOSAL TO APPROVE THE COMPANY'S  2003 EQUITY
INCENTIVE PLAN ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 3 - RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

            Steel has no objection to the  ratification  of the  appointment  of
Deloitte  & Touche  LLP as  independent  public  accountants  for Del Global for fiscal 2003. Please see the Management Proxy Statement for a description of this proposal.

                           VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the

                                      -14-

Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly available  information,  Steel believes that the only outstanding class of  securities  of Del  Global  entitled  to vote at the  Annual  Meeting is the
Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the  election of the Nominees to the Del Global
Board,  AGAINST the proposal to approve the Company's 2003 Equity Incentive Plan and FOR the  proposal  to ratify  the  appointment  of  Deloitte & Touche LLP as independent  public  accountants  of Del  Global  for  fiscal  2003,  and in the discretion  of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

            We are  asking  you to elect  our  Nominees  in  opposition  to five incumbent  nominees whose terms expire at the Annual Meeting.  The enclosed GOLD proxy card may only be voted for our Nominees  and does not confer  voting power with respect to the remaining directorships.  Accordingly, you will not have the opportunity to vote for any of Del Global's nominees.  You can only vote for Del
Global's  nominees by signing and returning a proxy card provided by Del Global.
Stockholders  should  refer to the  Management  Proxy  Statement  for the names,
background,   qualifications  and  other  information  concerning  Del  Global's nominees.  The  participants  in this  solicitation  intend to vote all of their
Shares in favor of the  Nominees  and will not vote their Shares in favor of any of Del Global's  nominees in order to fill the remaining  directorships.  If the
Del Global Board undertakes to expand the number of directors and Steel does not nominate  additional  persons  sufficient  to  constitute  a majority of the Del
Global  Board if elected,  we may not hold the  majority of the Del Global Board and thus we may not be able to  implement  any of the actions  described in this proxy statement.  The Del Global Board has the discretionary authority to create and fill vacant  directorships.  Del Global stockholders will be disenfranchised with regard to at least two directorships if the stockholders  elect to vote for our Nominees and fail to return the Company's proxy card.

QUORUM

            In order to conduct  any  business at the Annual  Meeting,  a quorum must be present in person or represented by valid proxies.  A quorum consists of a majority of the Shares issued and  outstanding  on the Record Date. All Shares that are voted  "FOR",  "AGAINST"  or "ABSTAIN"  (or  "WITHHOLD"  in the case of election of directors) on any matter will count for purposes of  establishing  a quorum and will be treated as Shares entitled to vote at the Annual Meeting (the
"Votes Present").

VOTES REQUIRED FOR APPROVAL

            Under  New York  law,  the  Company's  state of  incorporation,  for purposes of  determining  the "Votes Cast" with respect to any matter  presented for  consideration  at the  Annual  Meeting,  only  those  Votes  Cast  "FOR" or
"AGAINST" are counted.

            Election  of  Directors.  A  plurality  of the total  Votes  Cast by holders of the Shares is required for the election of directors and the nominees who receive the most votes will be elected  (assuming  a quorum is  present).  A vote to "WITHHOLD"  for any nominee for director will be counted for purposes of determining  the Votes Present,  but will have no other effect on the outcome of

                                      -15-

the vote on the election of directors. A stockholder may cast such votes for the
Nominees  either by so marking the ballot at the  meeting or by specific  voting instructions  sent with a signed proxy to either Steel in care of Innisfree  M&A
Incorporated  at the address set forth on the back cover of this Proxy Statement or to Del Global at One  Commerce  Park,  Valhalla,  New York 10595 or any other address provided by Del Global.

            Other  Proposals.  Other than the  election of  directors,  the vote required for all other business matters set forth in this Proxy Statement is the affirmative vote of a majority of the Votes Cast.

ABSTENTIONS

            Abstentions   will  count  as  Votes  Present  for  the  purpose  of
determining  whether a quorum is  present.  Abstentions  will not be  counted as
Votes Cast.  Accordingly,  Steel believes that  abstentions  will have no effect upon the  outcome  of voting on any of the  business  matters  set forth in this
Proxy Statement.

BROKER NON-VOTES

            Shares  held in  street  name  that are  present  by  proxy  will be considered  as Votes  Present for  purposes of  determining  whether a quorum is present.  With regard to certain proposals,  the holder of record of Shares held in street name is permitted to vote as it determines,  in its discretion, in the absence of direction from the beneficial holder of the Shares.

            The term "broker non-vote" refers to shares held in street name that are not voted  with  respect  to a  particular  matter,  generally  because  the beneficial  owner did not give any  instructions to the broker as to how to vote such shares and the broker is not permitted under  applicable rules to vote such shares in its  discretion  because of the subject  matter of the  proposal,  but whose shares are present on at least one matter. Such shares shall be counted as
Votes Present for the purpose of determining whether a quorum is present. Broker non-votes  will not be counted as Votes Cast with respect to matters as to which the record  holder has  expressly not voted.  Accordingly,  Steel  believes that broker  non-votes  will have no effect  upon the outcome of voting on any of the business matters set forth in this Proxy Statement.

REVOCATION OF PROXIES

            Stockholders  of Del  Global may  revoke  their  proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy. The revocation may be delivered either to Steel in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy  Statement or to Del Global at One Commerce  Park,  Valhalla,  New
York 10595 or any other address provided by Del Global. Although a revocation is effective if delivered to Del Global, Steel requests that either the original or photostatic  copies of all  revocations  be mailed to Steel in care of Innisfree
M&A  Incorporated  at the  address  set  forth on the back  cover of this  Proxy

                                      -16-

Statement so that Steel will be aware of all revocations and can more accurately determine if and when proxies have been  received  from the holders of record on the Record Date of a majority of the outstanding Shares. Additionally, Innisfree
M&A  Incorporated  may use this  information  to contact  stockholders  who have revoked  their  proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE  NOMINEES TO THE DEL GLOBAL  BOARD,
PLEASE  SIGN,  DATE AND  RETURN  PROMPTLY  THE  ENCLOSED  GOLD PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being made by Steel.  Proxies may be  solicited by mail,  facsimile,  telephone, telegraph,  in person and by advertisements.  Steel will not solicit proxies via the Internet.

            Steel  has  entered  into  an  agreement  with   Innisfree   M&A
Incorporated  for  solicitation  and advisory  services in connection  with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $50,000,  together with  reimbursement  for its reasonable  out-of-pocket expenses,  and will be indemnified  against  certain  liabilities  and expenses, including  certain  liabilities  under the federal  securities  laws.  Innisfree
M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional  holders.  Steel has requested banks, brokerage
houses  and  other   custodians,   nominees  and   fiduciaries  to  forward  all
solicitation  materials  to the  beneficial  owners of the  Shares  they hold of
record.   Steel  will  reimburse  these  record  holders  for  their  reasonable out-of-pocket  expenses in so doing.  It is anticipated  that Innisfree  M&A
Incorporated  will  employ  approximately  25 persons to  solicit  Del  Global's stockholders for the Annual Meeting.

            The entire expense of soliciting proxies is being borne by Steel and each of Henry Partners and Matthew Partners (and their  affiliates)  pursuant to the terms of the Joint Filing and Solicitation  Agreement (as defined below). If the  Nominees  are  elected  to the Del  Global  Board,  Steel and each of Henry
Partners  and  Matthew   Partners   (and  their   affiliates)   intend  to  seek
reimbursement  of the  costs  of  this  solicitation  from  Del  Global.  Unless otherwise  required  by law,  Steel  does not  currently  intend to  submit  the question of  reimbursement  of the costs of this  solicitation  to a stockholder vote.  Costs of this  solicitation  of proxies  are  currently  estimated  to be approximately  $200,000.  Steel and each of Henry Partners and Matthew  Partners
(and their affiliates)  estimate that through the date hereof, their expenses in connection with this solicitation are approximately $125,000.

                             PARTICIPANT INFORMATION

            Each  member of the  Group is a  participant  in this  solicitation.
Warren Lichtenstein is Chairman of the Board,  Secretary and the Managing Member
of Steel Partners,  L.L.C.  ("Steel LLC"), a Delaware limited liability company.
Steel  LLC is the  general  partner  of Steel.  The  principal  business  of Mr.
Lichtenstein,  Steel LLC and Steel is investing in the  securities  of small-cap companies.  The principal  business address of Mr.  Lichtenstein,  Steel LLC and
Steel is 590 Madison  Avenue,  32nd Floor,  New York, New York 10022.  As of the

                                      -17-

date hereof,  Steel is the beneficial owner of 1,558,516 Shares.  Steel LLC does not beneficially own any Shares on the date hereof, except by virtue of its role in Steel.  Mr.  Lichtenstein  may be deemed to  beneficially  own the  1,558,516
Shares of Del Global owned by Steel by virtue of his positions  with Steel.  For information regarding purchases and sales of securities of Del Global during the past two years by Steel, see Schedule I.

            David  Wright  is  the  President  and  Managing  Member  of  Canine
Partners, a Pennsylvania limited liability company, which is the general partner of Henry Investment Trust, a Pennsylvania limited partnership,  which in turn is the general partner of each of Henry Partners,  a Delaware limited  partnership, and Matthew Partners, a Delaware limited partnership. Henry Partners and Matthew
Partners are private investment partnerships engaged in the purchase and sale of securities.  Henry  Investment  Trust is the  general  partner  of each of Henry
Partners and Matthew  Partners,  and Canine  Partners is the general  partner of
Henry  Investment  Trust.  The  principal  occupation of Mr. Wright is managing, through Henry  Investment  Trust,  the investments of Henry Partners and Matthew
Partners.  The principal business address of Mr. Wright, Canine Partners,  Henry
Investment Trust,  Henry Partners and Matthew Partners is 255 South 17th Street,
Suite 2501, Philadelphia, PA 19103. As of the date hereof, Henry Partners is the beneficial  owner of 233,000 Shares and Matthew Partners is the beneficial owner of 114,298  Shares  (including  52,298  Shares  issuable  upon the  exercise  of warrants,  at a  price  of  $2.00  per  Share,  exercisable  in  full  upon  the effectiveness of a registration  statement on Form S-1 (SEC File No. 333-103148)
filed by the  Company  covering  the  Shares  underlying  the  warrants).  Henry
Investment  Trust,  as the general partner of each of Henry Partners and Matthew
Partners,  may be deemed to  beneficially  own the 233,000 Shares owned by Henry
Partners and the 114,298 Shares owned by Matthew Partners.  Canine Partners,  as the  general  partner of Henry  Investment  Trust,  which in turn is the general partner  of each of Henry  Partners  and  Matthew  Partners,  may be  deemed  to beneficially  own the 233,000  Shares  owned by Henry  Partners  and the 114,298 shares  owned by  Matthew  Partners.  Mr.  Wright,  as the  President  of Canine
Partners,  the general partner of Henry Investment  Trust,  which in turn is the general partner of each of Henry Partners and Matthew Partners, may be deemed to beneficially  own the 233,000  Shares  owned by Henry  Partners  and the 114,298
Shares owned by Matthew  Partners.  In addition,  Mr. Wright owns directly 8,000
Shares.  For  information  regarding  purchases  and sales of  securities of Del
Global  during the past two years by Mr.  Wright,  Henry  Partners  and  Matthew
Partners, see Schedule I.

            Gerald Czarnecki serves as the Chairman and Chief Executive  Officer of The Deltennium  Corporation,  a privately held holding  company that operates various  businesses  of which Mr.  Czarnecki is the principal  stockholder.  The principal  business address of Mr. Czarnecki is c/o The Deltennium  Corporation,
6900 Wisconsin Avenue,  Suite #206,  Bethesda,  MD 20815. As of the date hereof,
Mr.  Czarnecki did not beneficially own any securities of Del Global and has not purchased or sold any securities of Del Global during the past two years.

            Suzanne  Hopgood  serves as President of The Hopgood  Group,  LLC, a provider of  consulting  and  interim  management  services to the  hospitality, financial  services,  and real estate  industries.  The business  address of Ms.
Hopgood is c/o The Hopgood Group, LLC, 44 Capitol Avenue,  Suite 103A, Hartford,
CT 06106.  As of the date  hereof,  Ms.  Hopgood  did not  beneficially  own any

                                      -18-

securities  of Del Global and has not  purchased or sold any  securities  of Del
Global during the past two years.

            On March 20,  2003,  Steel,  WebFinancial,  Warren G.  Lichtenstein,
Henry Partners,  Matthew Partners,  Henry Investment Trust,  Canine Partners and
David W. Wright  entered  into a Joint Filing  Agreement  whereby they agreed to file a joint  Schedule 13D (and  amendments  thereto) with respect to the Shares
(the "Joint  Filing  Agreement").  On March 21,  2003,  the parties to the Joint
Filing  Agreement  filed with the SEC a joint Schedule 13D disclosing  that they have formed a group for the purpose of seeking  representation on the Del Global
Board.  On March 26,  2003,  all the members of the Group  entered  into a Joint
Filing  and   Solicitation   Agreement  (the  "Joint  Filing  and   Solicitation
Agreement")  in which,  among other things,  (i) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the Shares,  (ii) the parties agreed to solicit proxies or written  consents for the election of the Nominees,  or any other person(s) nominated by Steel, to the
Del Global Board at the Annual Meeting (the "Solicitation"), and (iii) Steel and
each of Henry  Partners and Matthew  Partners (and their  affiliates)  agreed to bear all expenses incurred in connection with the Group's activities,  including approved  expenses  incurred  by any of  the  parties  in  connection  with  the
Solicitation,  in amounts to be mutually  agreed upon by Steel and each of Henry
Partners and Matthew Partners (and their affiliates); provided, however, that in no event shall the expenses  borne by Henry  Partners and Matthew  Partners (and their affiliates) exceed $25,000 in the aggregate.

            On January 14, 2003,  Steel  Partners,  Ltd., an affiliate of Steel, entered into a  consulting  agreement  with Henry  Investment  Trust  whereby it agreed to provide certain investment consulting services to Steel Partners, Ltd.
and to make available David W. Wright to perform such services. In consideration of the services to be furnished by Henry Investment Trust, Steel Partners,  Ltd.
is required to pay to Henry Investment Trust a fixed monthly fee of $7,500.  The agreement is in effect for a term of six months and is  automatically  renewable for successive  six-month periods unless and until terminated by either party in accordance with its terms.

                            CERTAIN LEGAL PROCEEDINGS

            On April 9, 2003, Steel filed suit against Del Global in the Supreme
Court of the State of New  York,  County  of New  York,  in order to compel  Del
Global to produce certain  records,  documents and  information  that will allow
Steel to solicit proxies for election of the Nominees at the Annual Meeting.  On
April 14, 2003, Del Global provided Steel the stockholder  information sought in such lawsuit. On April 15, 2003, Steel withdrew such lawsuit.

                CERTAIN TRANSACTIONS BETWEEN STEEL AND DEL GLOBAL

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither Steel nor any of the other  participants in this solicitation, or any of their respective associates:  (i) directly or indirectly  beneficially owns any Shares or any securities of Del Global;  (ii) has had any  relationship with Del Global in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, or was indebted to
Del Global  during the past year with respect to any Shares or securities of Del
Global;  or (iii)  knows of any  transactions  during the past  year,  currently

                                      -19-

proposed transactions, or series of similar transactions, to which Del Global or any of its  subsidiaries  was or is to be a party,  in which the amount involved exceeds $60,000 and in which any of them or their respective  affiliates had, or will have, a direct or indirect material  interest.  In addition,  other than as set forth herein, there are no contracts, arrangements or understandings entered into by Steel or any  other  participant  in this  solicitation  or any of their respective  associates  within the past year with any person with respect to any of Del Global's securities,  including, but not limited to, joint ventures, loan or option arrangements,  puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither Steel nor any of the other  participants in this solicitation, or any of  their  respective  associates,  has  entered  into any  agreement  or understanding  with any person with respect to (i) any future  employment by Del
Global or its affiliates or (ii) any future  transactions to which Del Global or any of its affiliates will or may be a party. However,  Steel has reviewed,  and will continue to review, on the basis of publicly available information, various possible  business  strategies  that it might  consider  in the  event  that the
Nominees are elected to the Del Global Board.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            Steel is unaware of any other matters to be considered at the Annual
Meeting other than the approval of the Company's 2003 Equity  Incentive Plan and the  ratification  of  the  appointment  of  the  Company's  independent  public accountants.  However,  should  other  matters,  which  Steel is not  aware of a reasonable time before this solicitation,  be brought before the Annual Meeting, the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

            Steel has  omitted  from this  Proxy  Statement  certain  disclosure required by  applicable  law that is already  included in the  Management  Proxy
Statement.   This  disclosure   includes,   among  other  things,   biographical
information  on Del  Global's  directors  and  executive  officers,  information concerning executive compensation, an analysis of cumulative total returns on an investment in Del Global Shares during the past five years, information on audit services and fees of Deloitte  &  Touche LLP and  procedures  for nominating directors  for election to the Del Global  Board and  submitting  proposals  for
inclusion  in  Del  Global's  proxy   statement  at  the  next  annual  meeting.
Stockholders  should refer to the Management  Proxy Statement in order to review this disclosure.

            See Schedule II for information  regarding  persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of Del Global.

                                      -20-

            The  information  concerning  Del  Global  contained  in this  Proxy
Statement  and the  Schedules  attached  hereto has been taken from, or is based upon, publicly available information.

                                            STEEL PARTNERS II, L.P.

                                            April __, 2003

                                      -21-

                                   SCHEDULE I

           TRANSACTIONS IN THE SHARES OF DEL GLOBAL TECHNOLOGIES CORP.
                            DURING THE PAST TWO YEARS

   Class                              Quantity         Price Per       Date of
of Security                        Purchased/(Sold)     Unit($)     Purchase/(Sale)
-----------                        ----------------     -------     ---------------

                            Steel Partners II, L.P.
                            -----------------------

Common Stock                           46,000           3.7967         6/12/02
Common Stock                            7,500           3.7500         6/13/02
Common Stock                           15,000           3.7800         6/14/02
Common Stock                          110,000           3.8000         6/17/02
Common Stock                           36,000           3.7500         6/20/02
Common Stock                           36,156           3.7500         6/21/02
Common Stock                            3,500           3.7500         6/25/02
Common Stock                           12,000           3.7450         6/26/02
Common Stock                            5,000           3.7500         6/27/02
Common Stock                            5,000           3.7200         7/01/02
Common Stock                            5,000           3.7500         7/03/02
Common Stock                            8,900           3.7500         7/05/02
Common Stock                            2,000           3.7500         7/08/02
Common Stock                            8,000           3.7500         7/11/02
Common Stock                           42,348           3.6506         7/15/02
Common Stock                            2,000           3.7200         7/22/02
Common Stock                           18,500           3.6749         7/23/02
Common Stock                           10,001           3.5660         7/24/02
Common Stock                            2,000           2.9500         7/26/02
Common Stock                           16,300           3.4301         7/29/02
Common Stock                            5,000           3.5650         7/31/02
Common Stock                           10,000           3.2250         8/01/02
Common Stock                            2,000           3.5400         8/08/02
Common Stock                            2,000           3.5500         8/09/02

                                      -22-

   Class                              Quantity         Price Per       Date of
of Security                        Purchased/(Sold)     Unit($)     Purchase/(Sale)
-----------                        ----------------     -------     ---------------

Common Stock                            5,000           3.5000         8/14/02
Common Stock                            7,000           3.5086         8/21/02
Common Stock                           12,000           3.4933         8/29/02
Common Stock                           36,000           3.5300         8/30/02
Common Stock                            3,000           3.5300         9/06/02
Common Stock                            5,700           3.5500         9/11/02
Common Stock                            5,000           3.5500         9/16/02
Common Stock                           30,000           3.5438         9/17/02
Common Stock                           33,800           2.4500         9/19/02
Common Stock                           55,000           2.6136         9/20/02
Common Stock                           50,000           2.6500         9/23/02
Common Stock                            5,000           2.5400         9/24/02
Common Stock                            7,200           2.6558         9/26/02
Common Stock                           50,000           2.7800         10/04/02
Common Stock                            1,200           2.4800         10/08/02
Common Stock                           31,000           2.4845         10/09/02
Common Stock                           38,000           2.5000         10/11/02
Common Stock                              811           2.4300         10/14/02
Common Stock                              500           2.6000         10/15/02
Common Stock                            7,500           2.5000         10/21/02
Common Stock                            5,000           2.5000         10/30/02
Common Stock                           56,500           2.5133         10/31/02
Common Stock                            5,000           2.4920         11/04/02
Common Stock                            9,000           2.4500         11/05/02
Common Stock                            5,000           1.9200         11/11/02
Common Stock                            5,000           2.0000         11/13/02
Common Stock                           18,500           1.9843         11/20/02
Common Stock                            5,000           1.9800         11/22/02
Common Stock                              300           2.9000          2/18/03

Common Stock                           43,700           2.4650          4/04/03

                                      -23-

   Class                              Quantity         Price Per       Date of
of Security                        Purchased/(Sold)     Unit($)     Purchase/(Sale)
-----------                        ----------------     -------     ---------------

Common Stock                          611,600           2.5000         4/11/03

                              HENRY PARTNERS, L.P.
                              --------------------
Common Stock                          137,500           1.960          12/20/01
Common Stock                           33,000           3.070           3/25/02
Common Stock                           16,500           3.102           3/27/02
Common Stock                            3,000           3.058           3/28/02
Common Stock                            9,000           3.317           4/03/02
Warrants to purchase Common Stock      33,000           1.550           6/12/02
Common Stock                            4,000           2.436           7/25/02
Warrants to purchase Common Stock       1,000           1.280           7/25/02
Warrants to purchase Common Stock       6,000           1.020           9/18/02
Common Stock                           22,000           2.061          11/06/02
Common Stock                            8,000           1.943          11/18/02
Warrants to purchase Common Stock     (40,000)          0.370         (12/02/02)

                             MATTHEW PARTNERS, L.P.
                             ----------------------
Common Stock                           25,000           1.961          12/20/01
Common Stock                            2,000           2.662           1/17/02
Common Stock                            5,000           3.105           3/05/02
Common Stock                            2,500           3.010           3/08/02
Common Stock                            2,500           3.410           3/20/02
Common Stock                            2,000           3.362           3/22/02
Common Stock                            8,000           3.073           3/25/02
Common Stock                            4,000           3.106           3/27/02
Warrants to purchase Common Stock       8,298           1.550           6/12/02

                                      -24-

   Class                              Quantity         Price Per       Date of
of Security                        Purchased/(Sold)     Unit($)     Purchase/(Sale)
-----------                        ----------------     -------     ---------------

Common Stock                            1,000           2.455           7/25/02
Warrants to purchase Common Stock       4,000           1.020           9/18/02
Common Stock                            8,000           2.063          11/06/02
Common Stock                            2,000           1.952          11/18/02
Warrants to purchase Common Stock      40,000           0.380          12/02/02

                                DAVID W. WRIGHT
                                ---------------
Common Stock                            1,000           3.850           5/29/02
Common Stock                            1,000           3.850           5/30/02
Common Stock                            3,000           3.850           6/03/02
Common Stock                            5,000           4.050           6/04/02
Common Stock                            2,000           3.950           6/05/02
Common Stock                            5,000           3.950           6/06/02
Common Stock                            5,000           3.950           6/07/02
Common Stock                          (14,000)          3.920          (2/06/03)

                                      -25-

                                   SCHEDULE II

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

            THE  FOLLOWING  IS  BASED  SOLELY  ON  INFORMATION  PROVIDED  IN THE
MANAGEMENT PROXY STATEMENT.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

            To the Company's  knowledge,  as of March 21, 2003, the only persons
(including  "groups" as that term is used in Section  13(d)(3) of the Securities
Exchange Act of 1934, as amended (the "Exchange Act")) who beneficially own more than 5% of the Company's common stock are the following:

    Name and Address              Amount and Nature of
    Of Beneficial Owner           Beneficial Ownership(1)    Percent of Class
    -------------------           -----------------------    ----------------

Benson Associates LLC              1,159,163(2)                  11.22%
111 SW 5th, Suite 2130
Portland, OR 97204

FMR Corp.                            696,100(3)                   6.74%
82 Devonshire Street
Boston, MA 02109

Royce & Associates LLC         1,100,110(4)                  10.65%
1414 Avenue of the Americas
New York, NY 10019

Warren G. Lichtenstein(6)          1,287,160(5)                  12.39%
c/o Steel Partners II, L.P.
150 E. 52nd Street, 21st Floor
New York, NY

Wellington Management Co. LLP        903,024(6)                   8.74%
75 State Street
Boston, MA 02109

Samuel P. Sporn                    1,166,666(7)                  10.94%(2)
c/o Schoengold & Sporn, P.C
19 Fulton Street, Suite 406
New York, NY 10038

                                      -26-

---------------------

(1)     Unless  otherwise  noted,  each  beneficial  owner has sole  voting  and investment power with respect to the shares shown  beneficially owned by him or it.

(2)     According to  information  contained in a Schedule  13G/A dated March 5,
        2003,  Benson   Associates,   LLC  ("Benson"),   an  investment  advisor
        registered under the Investment Advisors Act of 1940 ("Investment Act"),
        is the beneficial owner of 1,159,163 shares of Common Stock. In its role as investment advisor,  Benson has sole power to vote and dispose of the shares of common stock of the Company but disclaims beneficial ownership of such shares owned by it in a fiduciary capacity.

(3)     According to information  contained in a Schedule 13G dated February 14,
        2003,   Fidelity  Management  and  Research  Company   ("Fidelity"),   a
        wholly-owned  subsidiary of FRM Corp., an investment  advisor registered under the Investment  Act, is the beneficial  owner of 696,100 shares of common  stock of the Company  through its Fidelity Low Priced Stock Fund and other  funds.  Edward C.  Johnson 3d, in his capacity as Chairman of
        FMR Corp., through its control of Fidelity,  and the Fidelity Funds each has sole power to dispose of the shares of common  stock of the  Company owned by FMR Corp.  Neither  FMR Corp.  nor Edward  Johnson 3d, has sole power to vote or direct the voting of the shares  owned  directly by the
        Fidelity  Funds.  Voting power resides with each of the Fidelity  Funds'
        Boards' of Trustees.

(4)     According to  information  contained in a Schedule 13G dated February 4,
        2003,  Royce  &  Associates,   LLC  ("Royce"),   an  investment  advisor
        registered  under  the  Investment  Act,  is  the  beneficial  owner  of
        1,100,110  shares  of  common  stock  of the  Company.  In its  role  as investment  advisor,  Royce has sole  power to vote the shares of common stock of the Company owned by Royce.

(5)     According  to  information  contained  in a Schedule 13D dated March 20,
        2003 filed  jointly  by Steel  Partners  II,  L.P.,  a Delaware  limited partnership  ("Steel  Partners"),  Warren G. Lichtenstein,  WebFinancial
        Corporation,  a Delaware corporation  ("WebFinancial"),  Henry Partners,
        L.P.,  a  Delaware  limited  partnership  ("Henry  Partners"),   Matthew
        Partners,  L.P., a Delaware limited  partnership  ("Matthew  Partners"),
        Henry Investment Trust, L.P., a Pennsylvania limited partnership ("Henry
        Trust"),  Canine  Partners,  L.L.C.,  a Pennsylvania  limited  liability company  ("Canine  Partners")  and David W.  Wright  (collectively,  the
        "Group"),  the Group  collectively  is the  beneficial  owner of 903,216 shares of common stock of the Company.  Steel Partners,  LLC, a Delaware limited  liability  company  ("Partners  LLC") is the general partner of
        Steel  Partners.  Mr.  Lichtenstein  is the sole  executive  officer and managing  member  of  Partners  LLC.  By  virtue  of his  position,  Mr.
        Lichtenstein  has the  sole  power to vote and  dispose  of the  903,216 shares  of  common  stock  of  the  Company  owned  by  Steel  Partners.
        WebFinancial  has sole  power to vote and  dispose  of 28,646  shares of common stock of the Company.  Mr.  Lichtenstein  is also the  President,
        Chief Executive  Officer and director of WebFinancial  Corporation.  Mr.
        Lichtenstein  disclaims  beneficial ownership of the 28,646 shares owned by  WebFinancial.  Mr. Wright is the  President  and Managing  Member of
        Canine Partners,  which is the general partner of Henry Trust,  which in turn is the  general  partner  of each of  Henry  Partners  and  Matthew
        Partners.  Henry  Partners has sole power to vote and dispose of 233,000 shares of common stock of the Company and Matthew Partners  beneficially owns  114,298  shares of common  stock of the  Company.  The  beneficial ownership of Matthew Partners also includes  warrants to purchase 52,298 shares of common stock of the Company,  which  warrants are  exercisable upon the  effectiveness of the Registration  Statement on Form S-1 filed on February 12,  2003.  By virtue of his  positions at Canine  Partners,
        Henry Partners and Henry Trust, Mr. Wright be deemed to beneficially own the  233,000  shares  of  common  stock  of the  Company  owned by Henry
        Partners and the 114,298  shares of common stock of the Company owned by
        Matthew Partners. In addition, Mr. Wright individually owns 8,000 shares of common stock of the Company outstanding.  Accordingly, Mr. Wright has sole  voting and  dispositive  power with  respect to 355,298  shares of common stock of the Company.

(6)     According to information  contained in a Schedule 13G dated February 14,
        2003, Wellington  Management Company, LLP ("Wellington"),  an investment
        advisor   registered  under  the  Investment  Act,  may  be  deemed  the beneficial  owner of  903,024  shares  of common  stock of the  Company.
        Clients of  Wellington  are the  owners of record of the shares  held by
        Wellington.  Accordingly,  in its role as investment advisor, Wellington has  shared  power to vote as to 666,151  shares of common  stock of the
        Company  and shared  power to dispose  of all  903,024  shares of common stock owned by Wellington.

                                      -27-

(7)     According to  information  contained in a Schedule 13D dated January 21,
        2003,  Schoengold & Sporn,  P.C.  ("Schoengold") a New York professional corporation,  engaged  in  the  practice  of  law,  may  be  deemed  the beneficial  owner of  833,333  shares  of common  stock of the  Company.
        Messrs.  Samuel P. Sporn,  Joel P. Laitman and  Christopher  Lometti are
        attorneys with  Schoengold.  None of Messrs.  Sporn,  Laitman or Lometti
        beneficially  own any shares or have individual power to vote or dispose or direct the  disposition  of the shares of common stock of the Company owned by  Schoengold.  Accordingly,  Schoengold has sole power to direct the vote and sole  power to dispose  or direct  the  disposition  of the shares of common stock of the Company  owned by  Schoengold.  Beneficial ownership  of  Schoengold  also  includes a warrant to purchase  333,333 shares of common stock of the Company, which warrant is exercisable upon the  effectiveness  of the  Registration  Statement on Form S-1 filed on
        February 12, 2003.

                                      -28-

                 SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

            The following table sets forth certain information, to the Company's knowledge regarding the beneficial ownership of the Company's common stock as of
April  10,  2003,  by (i)  each  executive  officer  identified  in the  Summary
Compensation Table of the Management Proxy Statement, (ii) each of the Company's directors, and (iii) all executive officers and directors as a group. Beneficial ownership is  determined  in accordance  with the rules and  regulations  of the
Securities and Exchange  Commission.  For purposes of calculating the percentage beneficially owned, the number of shares of common stock of the Company includes
10,332,548  shares  of common  stock  outstanding  as of April 10,  2003 and the shares of common  stock  subject to options held by the person or group that are currently  exercisable  or  exercisable  within 60 days from April 10, 2003. The address for all of the  Company's  executive  officers and  directors is c/o Del
Global Technologies Corp., One Commerce Park, Valhalla, NY 10595.

  Name and Address                Amount and Nature of
  of Beneficial Owner             Beneficial Ownership(1)  Percent of Class(2)
  -------------------             -----------------------  -------------------

Samuel E. Park                          250,000(3)               2.36%
Thomas V. Gilboy                         52,500(3)               *
Edward Ferris                            12,500(3)               *
Daniel J. Pisano, Jr                     29,000(3)               *
Walter F. Schneider                      78,500(3)               *
Frank J. Brady                                0                     0
Glenda K. Burkhart                            0                     0
Edgar J. Smith, Jr                        6,250(3)               *
Stephen N. Wertheimer                         0                     0
All Directors and Named                 428,750(3)               3.98%
Executive Officers
as a group (9 Persons)

-------------

*       Represents  less  than 1% of the  outstanding  shares  of the  Company's common stock.

(1)     Unless  otherwise  noted,  each director and executive  officer has sole voting  and  investment  power  with  respect  to the  shares  shown  as beneficially owned by him.

(2)     Excludes the Company's  common stock  issuable upon exercise of warrants issued to certain  shareholders in connection with settlement of a class action lawsuit,  registered pursuant to a registration statement on Form
        S-1 filed on February 12, 2003,  which was not  effective as of the date of this Proxy Statement.

(3)     Represents  shares of the  Company's  common stock which may be acquired upon the exercise of stock options which are  presently  exercisable  or will become exercisable within 60 days of April 10, 2003:

                                      -29-

            Samuel E. Park                        250,000
            Thomas V. Gilboy                       52,500
            Edward Ferris                          12,500
            Daniel J. Pisano, Jr.                  29,000
            Walter F. Schneider                    78,500
            Edgar J. Smith                          6,250
            All Directors and                     428,750
            Named Officers as a Group

                                      -30-

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many Shares you own,  please  give Steel your proxy FOR the  election of the
Nominees by taking three steps:

            o   SIGNING the enclosed GOLD proxy card,

            o   DATING the enclosed GOLD proxy card, and

            o   MAILING  the  enclosed  GOLD proxy  card  TODAY in the  envelope provided  (no  postage  is  required  if  mailed  in the  United
                States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  Steel urges you to confirm in writing your instructions  to Steel in care of  Innisfree  M&A  Incorporated  at the  address provided  below so that  Steel will be aware of all  instructions  given and can attempt to ensure that such instructions are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy  Statement,  please contact  Innisfree M&A Incorporated at the address set forth below.

                                [INNISFREE LOGO]
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

                                      -33-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED APRIL 15, 2003

        DEL GLOBAL TECHNOLOGIES CORP. 2003 ANNUAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF STEEL PARTNERS II, L.P.

             THE BOARD OF DIRECTORS OF DEL GLOBAL TECHNOLOGIES CORP.
                          IS NOT SOLICITING THIS PROXY

    The undersigned  appoints Warren G.  Lichtenstein  and David W. Wright,  and each of them,  attorneys and agents with full power of  substitution to vote all shares of common stock of Del Global  Technologies Corp. (the "Company")
    which the undersigned would be entitled to vote if personally present at the
    Annual  Meeting  of  Stockholders  of  the  Company,  and  including  at any adjournments  or  postponements  thereof and at any  meeting  called in lieu thereof, as follows:

    1.   ELECTION OF DIRECTORS:

         A total of five  Directors  will be elected  at the  Annual  Meeting of
         Stockholders of the Company.  This Proxy can only be voted for three of the five Directors  being elected at the Annual  Meeting.  Accordingly, this Proxy does not confer  voting power with respect to the  remaining directorships.

                                                                     FOR ALL
                                                    WITHHOLD         EXCEPT
                                                  AUTHORITY TO      NOMINEE(S)
                                       FOR ALL    VOTE FOR ALL      WRITTEN
                                       NOMINEES     NOMINEES         BELOW
         Nominees:  David W. Wright,      [ ]          [ ]            [ ]
         Gerald M. Czarnecki and
         Suzanne M. Hopgood
                                                                   ---------
                                                                   ---------
                                                                   ---------

    2.   APPROVAL OF THE 2003 EQUITY INCENTIVE PLAN:

             FOR           AGAINST         ABSTAIN
             [ ]             [ ]             [ ]

    3.   RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS:

             FOR           AGAINST         ABSTAIN
             [ ]             [ ]             [ ]

    4.   In their  discretion  with respect to any other matters as may properly come before the Annual Meeting.

                                      -34-

            The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with  respect to the shares of common  stock of the Company held by the undersigned,  and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue  hereof.  If properly  executed,  this Proxy will be voted as directed above.  IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE  PROPOSALS,  THIS
PROXY  WILL BE VOTED FOR THE  ELECTION  OF THE  NOMINEES,  OR ANY  SUBSTITUTIONS
THERETO, AND FOR THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS.

            This proxy will be valid  until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  ____________________________

PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,
 ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!